**experian®**

RECEIVED

2007 MAY 14 A 10: 1?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Headquarters:
Newenham House
Northern Cross
Malahide Road
Dublin 17
T: 353 1 846 9100
F: 353 1 846 9150
www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street
NE Washington, DC 20549
USA





07023469

3 May 2007

SUPPL

Dear Sir

**Re: Experian Group Limited - 12g3-2(b) Exemption file number 82-35022**

Pursuant to Rule 12g3-2(b)(1)(iv), I now enclose a revised list of information required to be published by Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-5017, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

Yours faithfully

CHARLES BROWN
Company Secretary

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

Enc.



**Experian Group Limited**

Registered in Jersey no. 93905

Registered Office:
22 Grenville Street, St. Helier, Jersey, JE4 8PX

Branch registered in Ireland no. 905565

Branch Registered Office:
Newenham House, Northern Cross,
Malahide Road, Dublin 17

ECL001/0

**ANNEX I**

**Experian Group Limited**
**(Incorporated under the Companies (Jersey) Law 1991**
**as a public limited company and registered in Jersey with Registered No. 93905**
**the "Company")**

**Disclosure/Reporting Requirements**
**(i) pursuant to the laws of Jersey;**
**(ii) pursuant to the requirements of the JFSC, the FSA and the LSE; or**
**(iii) information to be distributed to holders of the Company's securities.**

| Event requiring public filing or disclosure | Period for filing or disclosure | Authority |
|---|---|---|
| Memorandum and articles of association | To the registrar of companies on incorporation | Companies (Jersey) Law 1991 |
| Amendments to memorandum and articles of association | Two copies of the proposed amendment to the FSA no later than the Company sends the notice convening the meeting to decide on the amendment. Notice of the amendment to the registrar of companies within 21 days of the amendment taking effect | Companies (Jersey) Law 1991<br>Listing Rules |
| Annual Reporting and Accounts (Directors' report, auditors' report, annual accounts and operating financial review (OFR)) | The Annual Report and accounts including a management report and responsibility statement must be published as soon as possible and in any event within 4 months of the Company's year end<br>Publication is by means of a Regulatory Information Services ("**RIS**") announcement and must remain available to the public for at least five years<br>To shareholders, holders of debentures and every other person who is entitled to receive notice of general meetings, not less than 21 days before the date of the meeting at which copies of those documents are to be presented, which must be held within 7 months of the Company's financial year end<br>To the registrar of companies within 7 months of the Company's | Companies (Jersey) Law 1991<br>Listing Rules<br>FSA's Disclosure and Transparency Rules ("**DTR**") |

| | | |
|---|---|---|
| | financial year end<br>To the FSA, within 6 months of the financial period to which the accounts relate | |
| Preliminary announcement of results for the Company's financial year-end | To a Regulatory Information Service ("**RIS**") as soon as possible after Board approval, or within 120 days of the end of the period to which the statement relates | Listing Rules |
| Half-yearly report containing "condensed" financial statements, a management report and a responsibility statement | Notice to a RIS of the publication of the report as soon as possible after its approval by the Board. Report must be approved and published by means of a RIS announcement within 2 months of the end of the period to which it relates.<br>The reports are no longer required to be sent either to all holders of listed securities of the Company or advertised in at least one national paper but must however remain available to the public for at least 5 years | DTR |
| Interim management statement giving a general description of the issuer's financial position and performance | This statement must be published by means of a RIS announcement not earlier than week 11 nor later than week 20 in each six-month financial period | DTR |
| Notices of general meetings with explanatory circulars and proxy voting forms | To shareholders and the FSA not less than 21 days before annual general meetings or meetings where it is intended to propose a special resolution; not less than 14 days before other general meetings | Companies (Jersey) Law 1991<br>Listing Rules<br>Company's articles of association |
| Annual return | To the registrar of companies before the end of February in every year after the year in which it is incorporated | Companies (Jersey) Law 1991 |
| Annual information update referring to all information that has been made available to the public over the previous 12 months | To the FSA via release through a RIS within 20 working days of the publication of the Annual Reporting and Accounts | Prospectus Rules |
| All special resolutions of shareholders and resolutions to authorise the allotment of securities or the purchase by the Company of its own shares | To the registrar of companies within 21 days of the passing of the resolution | Companies (Jersey) Law 1991 |

| | | | | |
|---|---|---|---|---|
| Two copies of all resolutions passed by the Company other than resolutions concerning ordinary business at an annual general meeting | | To the FSA as soon as possible after the meeting | | Listing Rules |
| Notification of a resolution of the Company authorising an alteration of share capital including new issues and the results of any new issue of listed securities | | To the registrar of companies within 21 days and to a RIS as soon as possible | | Companies (Jersey) Law 1991<br>Listing Rules |
| Resolution to reduce share capital and court order and minutes relating thereto | | Resolution to be filed with the registrar of companies within 21 days of the resolution taking effect; court order and minutes to be filed with the registrar of companies promptly after receipt from the court | | Companies (Jersey) Law 1991 |
| Notice of any important change in the functions or executive responsibilities of a director | | To a RIS as soon as possible and no later than the end of the business day following the decision by the Company, where it is a change to the Board and within 5 days where there is an appointment of a new director | | Listing Rules |
| Notice of change of directors | | To a RIS as soon as possible and no later than the end of the business day following the decision by the Company. If the change relates to the appointment of a new director, notification of the director's previous directorships must be given within 5 days. | | Listing Rules |
| Notice of change of registered office | | To the registrar of companies on occurrence | | Companies (Jersey) Law 1991 |
| Change in the Company's name | | To the registrar of companies within 21 days of the passing of the resolution and to a RIS and the FSA in writing and a copy of the revised certificate of incorporation (issued by the registrar of companies) to the FSA. Change of name takes effect from the date on which the certificate of incorporation on change of name is issued | | Companies (Jersey) Law 1991<br>Listing Rules |
| Notice of purchase of own shares | | Proposal to purchase own shares to RIS as soon as possible. Outcome of the shareholders' meeting to discuss this proposal must also be notified to a RIS as soon as possible<br>Notify a RIS of share return as soon as possible. Special resolution sanctioning share purchase to be filed with registrar of companies | | Companies (Jersey) Law 1991<br>Listing Rules |

| | | |
|---|---|---|
| | within 21 days of the passing of the resolution | |
| Notice of location of share register and any change of location | To the registrar of companies within 14 days of occurrence | Companies (Jersey) Law 1991 |
| Notification of change of accounting reference date | To a RIS as soon as possible | Companies (Jersey) Law 1991<br>Listing Rules |
| Generally, in addition to any specific requirements regarding notification otherwise contained in the Listing Rules, any inside information (information that would be likely to be used by a reasonable investor as part of his investment decisions and would therefore have a significant effect on the price of the issuer's securities) which directly concerns the issuer | To a RIS as soon as possible | DTR |
| Two copies of all circulars, notices, reports, announcements or other documents to which the Listing Rules apply issued by the Company and required to be filed with the FSA | To the FSA at the same time as they are issued | Listing Rules |
| Announcements of Board decisions on dividends, profits and other matters requiring announcements | To a RIS as soon as possible and not later than 7:30 a.m. on the next business day | Listing Rules |
| Any amendments of rights attaching to any class of listed securities or any security in respect thereof listed equity securities which are converted into equity shares | To a RIS as soon as possible | Listing Rules |
| Any redemption of listed shares | To a RIS as soon as possible | Companies (Jersey) Law 1991<br>Listing Rules |
| Basis of equity securities offered to public for cash and of open offers to shareholders | To a RIS as soon as possible | Listing Rules |
| Any extensions of time granted for the currency of | To a RIS as soon as possible | Listing Rules |

| | | |
|---|---|---|
| temporary documents of title | | |
| The effect, if any, of the issue of further securities on the terms of the exercise of rights under warrants, options and convertible securities | To a RIS as soon as possible | Listing Rules |
| The result of any issue of equity securities or preference shares or of a public offering of existing securities or other equity securities | To a RIS as soon as possible | Listing Rules |
| Details of acquisition or realisations required to be disclosed pursuant to Chapters 10 and 11 of the Listing Rules | To a RIS as soon as possible after terms agreed | Listing Rules |
| Circulars and notices of meetings in connection with acquisitions or realisations pursuant to Chapters 10 or 11 of the Listing Rules | Final copies to the FSA at the time of the issue | Listing Rules |
| Listing particulars and prospectuses in respect of admission of securities to the Official List of the London Stock Exchange | To the FSA at least two business days prior to consideration of the application for admission to listing. | Financial Services and Markets Act 2000<br>Listing Rules |
| Details of the issue price and principal terms of any rights issue and the results of such an issue including details of rights not taken up | To a RIS as soon as possible | Listing Rules |
| Notification of information disclosed in accordance with section 75 of the Companies (Jersey) Law 1991 relating to the obligation to disclose certain major interests in the share capital of a company and DTR 5 | Issuers must publish a monthly statement of the total number of voting shares in issue, and of the number of treasury shares held. This must be made at the end of each calendar month, unless there is no change in the month<br>To a RIS as soon as possible and in any event by the end of the business day following the notification of an interest received from the shareholders<br>Where a shareholder has a notification obligation, the notification must be made both to the FSA (electronically) and to the issuer. The deadline for notification is two trading days after the date on which | DTR |

| | | |
|---|---|---|
| | the holder knows or should have known of the acquisition, disposal or other event giving rise to a notification obligation<br>Under the DTR, issuers must disclose acquisitions or disposals of treasury shares if these cause them to cross the 5% or 10% threshold in terms of the number of treasury shares they hold as a percentage of total shares in issue | |
| Notification duties of directors' and persons discharging managerial responsibilities' (PDMRs) interests in the securities of the Company disclosed in accordance with the Disclosure Rules and section 74 of the Companies (Jersey) Law 1991 | To a RIS (by the end of the business day following receipt by the Company of the information) | Listing Rules<br>DTR |
| Purchase by or on behalf of the Company of any of its equity securities other than equity shares or preference shares | When 10 per cent. of the initial amount has been purchased, redeemed or cancelled, and in any event not later than 7.30 a.m. on a business day following date of which relevant threshold is reached or exceeded | Listing Rules |
| Variation and disposals of equity shares under an exemption allowed in the lock-up arrangements | To a RIS as soon as possible | Listing Rules |
| Any information required to be disclosed pursuant to the City Code on Takeovers and Mergers | To a RIS within the period specified under the City Code on Takeovers and Mergers | Takeover Code |

END